BMC Fund, Inc.
800 Golfview Park
P. O. Box 500
Lenoir, NC 28645
828-758-6100 ext. 122

April 8, 2009

VIA EDGAR

Ms. Christina DiAngelo
Senior Staff Accountant
U. S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC  20549-4720

Dear Ms. DiAngelo:

This is in response to the January 12, 2009 Sarbanes Oxley telephone review of BMC Fund, Inc. (the "Fund").

Accountant letter attached as a 99-77B Exhibit to Form NSAR-B:
You indicated the accountant letter is typically addressed to the Board of Directors and Shareholders, instead of the Audit Committee. Dixon Hughes, PLLC, the Fund's independent registered public accounting firm, reported to the Fund's Chief Financial Officer that they will address all future letters of this type to the Fund's Board of Directors and Shareholders.

City and state of accounting firm were not included in the accountant letter: Dixon Hughes reported to the Fund's Chief
Financial Officer that they will include city and state in all future letters.

Form N-CSR Section 906 certifications were omitted: The Fund amended its N-CSR filing on January 12, 2009 to include Section 906 certifications. Due care will be taken in future filings to insure that all required certifications are included in N-CSR filings.

Shareholder report in Form N-CSR, list of officers and directors: In all future reports to shareholders, the Fund will furnish required information about directors in accordance with Form N-2, Item 18.

Shareholder report, other requirements: In all future reports to shareholders, the Fund will include statements in accordance with Form N-2, Item 24(6)(b)(c)(d).

Form N-CSR, Item 4(b): In its December 2008 filing, the Fund failed to include an explanation of Audit-Related Fees. For this filing, these fees were for travel and related expenses. An explanation of Audit-Related Fees will be included in all future filings.

Shareholder report in Form N-CSR, Notes to Financial
Statements, Note B, Investment Transactions: In all future reports, the Fund will list purchases and sales of investment securities separately, rather than the aggregate amount.

Shareholder report in Form N-CSR, Schedule II, Investments in Affiliates, use of equity method: The Fund owned 100% of the two entities listed. Schedule II notes 'wholly owned subsidiary' for both entities. The Fund reports the market value of 'wholly owned subsidiary' at fair value; however, for the cost basis we use the equity method. Value listed on
Schedule II is market value.

Shareholder report in Form N-CSR: In all future reports, the Fund will report the tax nature of distributions in compliance with AICPA Audit and Accounting Guide paragraph 7.66(c).

Shareholder report in Form N-CSR, Notes to Financial
Statements: In all future reports, the Fund will disclose in the Notes to Financial Statements the tax-basis components of distributable earnings as of the most recent tax year end, in accordance with the AICPA Audit and Accounting Guide
Paragraph 7.37(d).

Shareholder report in Form N-CSR, Notes to Financial
Statements: In all future reports, the Fund will disclose in the Notes to Financial Statements the appropriate language regarding interest and dividend income.

Shareholder report in Form N-CSR, Schedule I, Investments in Securities of Unaffiliated Issuers, Fixed Income: In reference to the Fund's investment in Oakwood Homes bond, in all future reports the Fund will note the method of market value determination and whether or not the Fund is not accruing interest.

Shareholder report in Form N-CSR, Schedule I, Investments in
Securities of Unaffiliated Issuers: In all future reports, the Fund will note which investments, if any, are being valued by the Fund's Board of Directors.

Shareholder report in Form N-CSR, Schedule I, Investments in Securities of Unaffiliated Issuers, Fixed Income: In reference to the Fund's investments in Lehman Brothers notes, in all future reports the Fund will note the method of market value determination and whether or not the Fund is not accruing interest.

Shareholder report in Form N-CSR, Schedule I, Investments in
Securities of Unaffiliated Issuers, Mutual Funds: In all future reports the Fund will disclose, when available, the class of shares held.

Shareholder report in Form N-CSR, Schedule I, Investments in
Securities of Unaffiliated Issuers, Limited Partnerships, Rye
Select Broad Market Fund: In all future reports the Fund will note the method of market value determination.

Shareholder report in Form N-CSR, Schedule I, Investments in
Securities of Unaffiliated Issuers, Warrants: The Fund's shareholder report contained a typographical error. The total should have read 'Total Warrants' instead of 'Total Call
Options.' Sufficient care will be taken to eliminate this error in future reports.

Shareholder report in Form N-CSR, Schedule I, Investments in Securities of Unaffiliated Issuers: In all future reports, the Fund will indicate each issue of securities that is non-income producing, in accordance with Regulation S-X Rule 12-12(5).

Shareholder report in Form N-CSR, Schedule I, Investments in
Securities of Unaffiliated Issuers, Preferred Stocks,
LearningStation.com: In all future reports the Fund will note the method of market value determination.

Shareholder report in Form N-CSR, Schedule I, Investments in Securities of Unaffiliated Issuers, Unrealized Appreciation and Depreciation of Security Values: In all future reports, unrealized appreciation and depreciation will be described as follows: gross appreciation (excess of value over tax cost), and gross depreciation (excess of tax cost over value).

Shareholder report in Form N-CSR, Statement of Assets and
Liabilities: In all future reports, the Fund will disclose on the face of the statement and separately any payables to affiliates or related parties. The Fund's Statement of Assets and Liabilities as of October 31, 2008 includes a payable to a related party in the amount of $88,823, which is noted in Notes to Financial Statements. This amount was not disclosed on the face of the Statement of Assets and Liabilities in the shareholder report as of October 31, 2008. In all future reports, the Fund will disclose any payables to affiliates or related parties on the face of the Statement in addition to the Notes to Financial Statements.

Shareholder report in Form N-CSR, Statement of Assets and
Liabilities: The reason the unrealized depreciation does not flow from last year to this year is due to the spinoff of P. B. Realty, Inc. by the Fund to the shareholders. The difference of $588,433 represents the difference between the Fund's equity balance in P. B. Realty, Inc. before the spinoff of $14,270,235 and the amount of the dividend spinoff amount of $13,681,803. The $13,681,803 represents the fair market value of P. B. Realty, Inc. at October 31, 2008.

Shareholder report in Form N-CSR, Statement of Assets and
Liabilities: Our records show that the undistributed nontaxable gain is related to the redemption of shares held by Broyhill Family Foundation, Inc. The Foundation had a requirement to reduce its holdings to a position of less than five percent. At the time of redemption the Internal Revenue Code allowed for the redemption of the stock with no income tax payable by the Fund.

Shareholder report in Form N-CSR, Statement of Assets and
Liabilities: Our records show that prior to becoming a RIC on April 1, 1981, the Fund was a personal holding company (the "Company") which consisted of the non-furniture related assets of the Broyhill family. The retained earnings noted in the financial statements represent those of the Company prior to the conversion to a RIC.

Shareholder report in Form N-CSR, Investments in Securities of
Unaffiliated Issuers, Fixed Income:  In all future reports, the
Fund will disclose the cost of these investments.

Shareholder report in Form N-CSR: In future reports, the Fund will include a Statement of Cash Flows if required by the guidelines set forth in FASB 102. For the past three years the Fund has discussed with its independent auditors whether or not the Fund would be required to file a Statement of Cash Flows to be in compliance with FASB 102. Based on our discussions and review, it has been concluded that the Fund was not required to issue a Statement of Cash Flows for the October 31, 2008 fiscal year.

Shareholder report in Form N-CSR, Notes to Financial
Statements: In future reports, if applicable, the Fund will disclose the average borrowings during the year and weighted average interest rate.

Disclosure of New and Upcoming Pronouncements and how the Fund is dealing with them: In all future reports, the Fund will make appropriate disclosure of new and upcoming pronouncements and how the Fund is addressing them. The
Fund has discussed this requirement with its independent registered public accounting firm.

Adoption of FAS 157: The Fund adopted the provisions of Financial Accounting Standards Board Statement of Financial
Accounting Standards No. 157 on November 1, 2008.

In addition to the Fund's responses to your comments during our telephone conversation on January 12, 2009, the Fund represents the following:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

It is our understanding that the Commission's Division of Enforcement has access to all information provided by the Fund.

We appreciate this opportunity to improve the Fund's SEC filings. Please feel free to contact me with questions or comments.

Sincerely,



/s/Carol Frye
Secretary and Treasurer